
02006953


SEC MAIL PROCESSING
RECEIVED
FEB 26 2002
WASH, D.C.
354
SECTION

AB

UT 3-7-02

UNITED S
SECURITIES AND EXCH
Washington, D.

OMB APPROVAL
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SEC FILE NUMBER
8- 51509

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Fixed Income Securities LLC

formal Sterling Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1825 Base Camp Road, Suite 203
(No. and Street)

Monument, CO 80132
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Aigner, V P Operations and Compliance 719-577-9333
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hatfield & Hatfield, Inc., PC
(Name — *if individual, state last, first, middle name*)

7424 Greenville Ave., Suite 100, Dallas, Texas 75231
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Colyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sterling Brokerage Services, LLC, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Scott Colyer
Signature

President
Title

Lisa A. Colyer
Notary Public
My Comm Expires 8/14/02



This report** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERLING BROKERAGE SERVICES, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2001

HATFIELD & HATFIELD, INC.
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS

VICKERY PARK OFFICE BUILDING
7424 GREENVILLE AVENUE, # 100
DALLAS, TEXAS 75231-4507
214-361-2443

FORT WORTH

717 GATEWAY PLAZA
2723 AVENUE E EAST
ARLINGTON, TEXAS 76011
METRO 817-695-1040

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Sterling Brokerage Services, LLC
18925 Base Camp Road, Suite 203
Monument, CO 80132

Gentlemen:

We have audited the accompanying statement of financial condition of Sterling Brokerage Services, LLC, as of December 31, 2001 and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Brokerage Services, LLC, as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented

for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



HATFIELD & HATFIELD, INC., PC
Dallas, Texas
February 2, 2002

STERLING BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash		$ 55,129.75
Due from Brokers and Dealers (Note B & C)		
First Southwest Company/Clearing	$ 30,000.00	
First Southwest Company/Trading	470,832.02	
First Southwest Company/Other	572,458.50	
Other Broker/Dealers	85,130.92	1,158,421.44
Other Accounts Receivable		14,112.20
Prepaid Expenses		74,264.93
Investments (Note C)		
Debt Securities	$6,318,933.96	
Other Securities	62,900.00	6,381,833.96
Furniture and Equipment		
(net of Accumulated Depreciation of $45,234.00)		362,190.76
Deposit		5,415.00
Total Assets		$8,051,368.04

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable and Accrued Expenses		$ 389,519.30
Due to Brokers and Dealers		
Debt Securities/Trading Account		5,379,805.00
Commitments and contingent liabilities (Note C)		see notes
Liabilities Subordinated to Claims of General Creditors		none
Total Liabilities		5,769,324.30
Member's Equity (Notes C & E)		
Member's Units	$ 1,000.00	
Additional Paid-in Capital	1,459,155.92	
Retained Earnings	821,887.92	2,282,043.74
Total Liabilities and Member's Equity		$8,051,368.04

The accompanying notes are an integral part of these financial statements.

STERLING BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Member's Units	Additional Paid-in Capital	Retained Earnings
Balance at 1/01/01	$ 1,000.00	$ 109,000.00	$ <62,362.72>
Additions (Note E)	none	1,350,155.92	none
Net Income			884,250.54
Balance 12/31/01	$ 1,000.00	$1,459,155.92	$821,887.82

The accompanying notes are an integral part of these financial statements.

STERLING BROKERAGE SERVICES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions and Fees	$ 7,533,556.71
Interest Income	457,177.24
Ticket Discount	46,034.69
Other Trading Income	71.05
Gain on Investments	73,200.94
Other Income <Loss>	< 41,989.64>
	8,068,050.99
EXPENSES	
Salaries and Other Employment Costs	3,674,248.99
Management Fees	1,747,769.25
Clearance	699,216.26
Occupancy	133,212.39
Depreciation	32,944.00
Other Operating Expenses	896,409.56
	7,183,800.45
Income Before Taxes	884,250.54
Income Taxes-Current	See Note D
Net Income <Loss>	$ 884,250.54

The accompanying notes are an integral part of these financial statements.

STERLING BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:

Net income <Loss>	$ 884,250.54
Depreciation	32,944.00
Increase in due from brokers and dealers	<1,134,685.73>
Decrease in deposits with brokers and dealers	315,000.00
Increase in other accounts receivable	< 14,112.20>
Increase in prepaid expenses	< 63,613.13>
Increase in deposits	< 4,225.50>
Increase in investments	<6,372,611.76>
Increase in accounts payable and accrued expenses	377,118.93
Decrease in deposits regarding ownership position	< 294,222.20>
Increase in due to broker/dealers	5,379,805.00
Cash flows from operations	< 894,352.05>
Cash flows from investing activities:	
additional paid in capital	1,350,155.92
acquisition of fixed equipment	< 403,884.76>
Cash flows from investing activities	946,271.16
Net cash flow	51,919.11
Beginning cash balance January 1, 2001	3,210.64
Ending cash balance December 31, 2001	$ 55,129.75

The accompanying notes are an integral part of these financial statements.

STERLING BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIM OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

Balance January 1, 2001	$ none
Changes during 2001	none
Balance December 31, 2001	$ none

The accompanying notes are an integral part of these financial statements.

SCHEDULE I

STERLING BROKERAGE SERVICES, LLC
STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2001

Total ownership equity from the statement of financial condition		$ 2,282,044
Deduct ownership equity not allowable for net capital		none
Total ownership equity qualified for net capital		2,282.044
Add:		
1. Liabilities subordinated to claims of general creditors allowable in computation of net capital		none
2. Other allowable credits		none
Total capital and allowable subordinated liabilities		2,282,044
Deductions and/or charges		
1. Total non-allowable assets from statement of financial condition	$ 541,114	
2. Current note deficiency	none	
3. Commodity futures, contracts and spot commodities proprietary capital changes	none	
4. Other deductions and/or changes	none	<541,114>
Subtotal		1,740,930
Other Additions and/or allowable credits (lists)		
Haircuts on securities (computed where applicable pursuant to 15-c-3-1		
1. Contractual securities commitment	$ none	
2. Subordinated securities borrowings	none	
3. Trading and investments securities:		
a. Exempted securities	none	
b. Debt securities	441,641	
c. Options	none	
d. Other securities	9,435	
4. Undue concentrations	none	
5. Other	none	451,076
NET CAPITAL		$ 1,289,854

Schedule I continued on next page

SCHEDULE I (continued)

STERLING BROKERAGE SERVICES, LLC
STATEMENT OF RECONCILIATION OF THE STATEMENT COMPUTATION OF NET CAPITAL AND THE COMPUTATION OF RESERVE REQUIREMENTS AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART II OR PART IIA, FORM X-17A-5
DECEMBER 31, 2001

	RECONCILIATION WITH COMPANY'S COMPUTATION	COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
Per audit report at 12/31/01	$ 1,289,854	$ 100,000
Reported by broker-dealer on Part IIA, form X-17A-5	1,297,794	100,000(2)
difference	$ 7,940(1)	$ None

(1) unrecorded income net of unrecorded expenses $ 7,940

EXCESS NET CAPITAL
$ 1,189,854

EXCESS NET CAPITAL AT 1000%
$ 1,150,902

(2) Minimum dollar Net Capital requirement

RATIO: Aggregate indebtedness to net capital

30.198%

SCHEDULE II

STERLING BROKERAGE SERVICES, LLC
COMPUTATION OF RESERVE REQUIREMENT
UNDER RULE 15c-3-3
DECEMBER 31, 2001

	Credits	Debits
1. Free credit balance and other credit balances in customers' security accounts.	$ none	$ none
2. Monies borrowed collateralized by securities carried for the account of customers.	none	none
3. Monies payable against customer's securities loaned.	none	none
4. Customers' securities failed to receive credit balances in firm accounts which are attributable to principal sales to customers.	none	none
5. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar day.	none	none
6. Market value of short security count difference over 30 calendar days old.	none	none
7. Market value of short securities and credits (not to be offset by longs or by debts) in all suspense accounts over 30 calendar days.	none	none
8. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	none	none
9. Debit balance in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.	none	none
10. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	none	none
11. Failed to deliver of customer' securities no older than 30 calendar days.	none	none
12. Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in contract accounts.	none	none
Total	$ none	$ none
Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account".	$ none	

STERLING BROKERAGE SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note A Organization and nature of business:

Sterling Brokerage Services, LLC, a Limited Liability Company organized in the State of Texas, effective December 8, 1998. The Company's statutory life is perpetual. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(K)(2)(ii) which provides that all the funds and securities belonging to the company's customers would be handled by a correspondent broker-dealer. The Company's main office is located in Monument, Colorado with additional sales offices in San Antonio, Texas and Melville, New York. The company serves customers throughout the United States. The company's main source of revenue is derived from providing financial institutions and individuals with fixed income securities.

Note B Clearing:

The Company has a $30,000 clearing deposit with First Southwest Company, under a "Fully Disclosed Clearing Agreement" dated April 15, 1999.

The Company does not carry customer accounts receivable and does not, as a practice, handle the securities of its customers.

Note C Contingencies and commitments:

Commitments:
The Company currently leases it premises and equipment under non-cancelable operating leases. The minimum lease payments for the next five years are as follows:

2002	$ 126,075
2003	131,237
2004	104,060
2005	103,219
2006	50,324

Contingencies - the Company is a party to various claims and complaints arising in the ordinary course of operations. In the opinion of management, all such claims are without merit, and an unfavorable disposition would not have a material on the financial position of the Company. Further, the Company anticipates no losses due to environmental issues or hazardous employee working conditions.

Note D Significant accounting policies:

Income is recorded when services are completed and expenses are recorded when they are incurred. The Company is on the *accrual method* of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

For the purposes of the statement of cash flows, the corporation considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The statements of cash flows was prepared using the *indirect method.*

Depreciation-Fixed assets are recorded at cost and depreciated over a five year life on the *straight-line method.*

Federal Income Taxes-The company is a Texas Limited Liability Company. Federal income taxes are paid at the individual member's level. No tax is due at the company level. The company is combined with Sterling Resources, Inc., for federal tax reporting purposes. Sterling Resources, Inc., is a Sub Chapter S Corporation; therefore, taxes on company are paid the level of the shareholders of Sterling Resources, Inc.

Note E Member's Equity:

The company has 1000 shares of ***membership units*** outstanding at December 31, 2001.The company is wholly owned by Sterling Resources, Inc., a Sub Chapter S Corporation organized under the laws of the State of Colorado.

The company's ***additional paid in capital*** was greatly increased, after the acquisition by Sterling Resources, Inc., by the transfer of additional cash and other assets from the parent during the year ended December 31, 2001. Revenues and expenses of the company were commingled with parent for a period after the acquisition on January 2, 2001. Management has attempted to adjust, transfer and record all such items, through the additional paid in capital account, onto the books of the company.

Note F Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the company had net capital of $1,289,854 which was $1,189,854 in excess of its required net capital of $100,000.

STERLING BROKERAGE SERVICES, LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2001

HATFIELD & HATFIELD, INC.
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS

VICKERY PARK OFFICE BUILDING
7424 GREENVILLE AVENUE, # 100
DALLAS, TEXAS 75231-4507
214-361-2443

FORT WORTH

717 GATEWAY PLAZA
2723 AVENUE E EAST
ARLINGTON, TEXAS 76011
METRO 817-695-1040

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Sterling Brokerage Services, LLC
18925 Base Camp Road, Suite 203
Monument, CO 80132

Gentlemen,

In planning and performing our audit of the financial statements of Sterling Brokerage Services, LLC, for the year ended December 31, 2001 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the SEC, we have made a study of the practices and procedures following by the company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for the prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule15c3-3. Sterling Brokerage Services, LLC, does not carry any of it customers' accounts or securities and nothing came to our attention which would indicate otherwise, for the year ended December 31, 2001.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



HATFIELD & HATFIELD, INC., PC
Dallas, Texas

February 2, 2002